Exhibit 99.5

FOR IMMEDIATE RELEASE

Oman : TotalFinaElf takes 100% interest in Block 34

Paris – March 13, 2002 - TotalFinaElf has signed an Exploration and Production Sharing Agreement (EPSA) with the Oman Ministry of Petroleum, taking a 100% interest as operator in Block 34.

Block 34 is located in the south of the Sultanate and covers a surface area of around 11,500 square kilometres. The exploration commitment for the block will be carried out in successive phases. The first two years will be dedicated to geological studies and the acquisition and interpretation of seismic data.

Entry into this new block strengthens the presence of TotalFinaElf in Oman where the Group is already a partner in the companies, Petroleum Development of Oman and Oman Liquefied Natural Gas.

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